EXHIBIT 2

                                                                   June 20, 2000

Mr. Bob Mitchell
Chief Financial Officer
Icahn Associates Corp.
767 Fifth Avenue
New York, NY  10153

Dear Mr. Mitchell:

You have informed us that you are contemplating proposing a transaction to Nabisco Group Holdings Corp. ("NGH") pursuant to which a newly-formed affiliate of yours ("Newco"), which will own the shares of NGH presently owned by you and your affiliates, will merge with and into NGH, with NGH being the surviving company. You have outlined the proposed transaction to us as follows: the stockholders of NGH, other than you and your affiliated companies, would receive cash and notes in cancellation of their shares and the stockholders of Newco would receive all of the outstanding shares of the surviving company, in cancellation of their Newco shares. Following the transaction, all of the shares of the post-merger NGH would be owned by your affiliates. The cash portion of the merger consideration would be financed in part by funds which you would contribute to Newco and in part by funds to be dividended by Nabisco Holdings Corp. ("NH") to all of its stockholders, including NGH, immediately prior to the closing to the merger. It is contemplated that the dividend would be financed by new debt to be incurred by NH.

Subject to the qualifications and conditions set forth below, The Industrial Bank of Japan, Limited ("IBJ") (i) is highly confident, as of the date of this letter, that it could obtain commitments from lenders for a senior secured credit facility (the "Senior Credit Facility") to be made available to NH, in an amount of up to of $5.5 billion (assuming a refinancing of current debt at NH of approximately $4 billion), and (ii) in our view, up to $2 billion of subordinated debt (the "Subordinated Indebtedness") could be accommodated in the capital structure of NH, for a total of $7.5 billion of new debt at NH.

Proceeds of the Senior Credit Facility and the Subordinated Indebtedness (collectively, the "Facilities"), after refinancing of existing debt at NH and payment of certain expenses associated with the Transaction, would be permitted under the Senior Credit Facility to fund the Dividend from NH to NGH in an amount that we estimate to be approximately $2.7 billion (net of the dividends paid to other NH shareholders) to finance a portion of the purchase price for the Purchased Shares.

Our expressions of confidence in our ability to consummate placement of the Senior Credit Facility is subject to: (i) there having been in our sole judgment no material adverse change in financial condition, results of operations, business or prospects of NGH, NH, Newco, or their subsidiaries since December 31, 1999; (ii) there not having been in our sole judgment any material adverse change in the markets for senior debt financings, high yield securities or the capital markets in general; (iii) our receipt of audited and unaudited historical financial statements (including unaudited pro forma financial statements) of Newco, NGH and its subsidiaries, and NH and its subsidiaries acceptable to us and conforming to the requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated pursuant thereto for registration statements filed thereunder, (iv) completion of additional due diligence on NGH and its subisdiaries to our satisfaction and our not having discovered or otherwise becoming aware of any information not previously disclosed to us that we believe to be inconsistent in a material and adverse manner with our understanding, based on the information provided to us prior to the date hereof, of the business, operations, property, condition (financial or otherwise) or prospects of NGH, NH, or their subsidiaries; (v) the Facilities being on terms and conditions, including pricing and fees, that in our view are appropriate for facilities of those sizes, types and purposes and that are satisfactory to us, and the Transaction being on terms and conditions satisfactory to us; (vi) the Facilities and the Transaction being provided for and consummated pursuant to documentation satisfactory to us; (vii) Newco having received the Contributed Shares and, in addition, equity in the form of cash in an amount and upon terms satisfactory to us, and the consolidated pro forma capitalization of Newco, NGH, and NH, assuming completion of the Transaction, otherwise being acceptable to us; (viii) receipt by NGH, Newco, and NH of all required approvals, including without limitation satisfactory receipt and review of the SEC review and approval of the Transaction and the Facilities and receipt of all other necessary government approvals and third party consents, and approval of the boards of Newco, NGH, and NH; (ix) no change or proposed change in federal law or the laws of any jurisdiction in which Newco, NGH, NH, or their subsidiaries operate that could reasonably be expected to adversely affect the Transaction; (x) NH having raised a minimum of $2.0 billion of Subordinated Indebtedness on terms and conditions satisfactory to IBJ, and (xi) no competing financing by you, any of your affiliates, Newco, NGH, or NH being offered or arranged other than those that you have disclosed to us prior to the date hereof.

It should be understood that this letter does not constitute or give rise to any commitment or obligation on the part of IBJ or any of its affiliates, including to provide any of the Facilities, provide any other financing, or provide any advisory or placement service. Any such obligations would relate only to the Senior Credit Facility, and would arise only after negotiation and execution of a separate written agreement acceptable to IBJ and such affiliate, in their sole discretion, and after consideration and internal approval, including but not limited to credit approval, by IBJ and such affiliate, in their sole discretion, in addition to the above referenced qualifications (and we can give no assurance that such approval would be obtained).

This letter is solely for use by you, and may not be disclosed, except with our prior written consent, to anyone other than your officers, employees and advisors, and the officers, employees, attorneys and advisors of Newco, NGH and/or NH, in each case on a confidential and need-to-know basis. Notwithstanding the foregoing, this letter may be disclosed by you in filings with the Securities and Exchange commission related to NGH and NH, pursuant to applicable rules and regulations.

You should be aware that other companies with interests that may conflict with yours may be or become customers of IBJ or its affiliates and IBJ or its affiliates may be providing or in the future may provide financing or other services to them.

                                Very truly yours,

                                Industrial Bank of Japan, Limited

                                By:   /s/ John Veltri
                                Name: John Veltri
                                Title:  Joint General Manager